EXHIBIT 12.1

AERCAP HOLDINGS N.V. AND SUBSIDIARIES

STATEMENT REGARDING COMPUTATION OF RATIOS

(U.S. dollar amounts in thousands, except ratio amounts)

						Three Months Ended March 31, 2018
	Year Ended December 31,
Fixed charges	2013	2014	2015	2016	2017
Interest expense	226,329	780,349	1,099,884	1,091,861	1,112,391	274,449
Capitalized interest	7,455	80,328	79,230	107,688	107,364	22,840
Portion of rent expense representative of interest	712	4,597	5,754	4,465	3,854	917

Total fixed charges	234,496	865,274	1,184,868	1,204,014	1,223,609	298,206

Earnings:
Income from continuing operations before income tax	310,791	916,898	1,365,699	1,200,396	1,235,872	301,606
Distributed income from equity investees	4,324	25,158	2,652	9,136	8,305	430
Fixed charged from above	234,496	865,274	1,184,868	1,204,014	1,223,609	298,206
Less capitalized interest from above	(7,455)	(80,328)	(79,230)	(107,688)	(107,364)	(22,840)
Amortization of capitalized interest	2,838	3,010	4,647	8,757	11,949	3,206

Earnings (as defined)	544,994	1,730,012	2,478,636	2,314,615	2,372,371	580,608

Ratio of earnings to fixed charges	2.32	2.00	2.09	1.92	1.94	1.95